Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone:  (905) 841-2300
Fax:    (905) 841-2244
Web:     www.helixbiopharma.com

December 9, 2009
NEWS RELEASE

HELIX BIOPHARMA CORP. ANNOUNCES FISCAL Q1 2010 RESULTS

(Aurora, Ontario) – Helix BioPharma Corp. (TSX, FSE: HBP / OTCQX: HXBPF) today announced financial results for the first quarter ended October 31, 2009.

FIRST QUARTER 2010 HIGHLIGHTS

DOS47/L-DOS47
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Helix announced that a pre-IND meeting had been held for L-DOS47 with the U.S. Food and Drug Administration (“FDA”) in which the FDA generally agreed with Helix's proposed remaining non-clinical pharmacology and toxicology studies as well as its remaining GMP manufacturing program initiatives prior to IND filing.

•
Helix announced plans to conduct a Phase I/II clinical study of non-small cell lung cancer ("NSCLC") patients in Poland. Helix continues to develop these plans together with key opinion leader clinicians and prospective contract research organizations.  The study is expected to run concurrently with the U.S. Phase I study in refractory solid tumor patients.  The timing of both studies will be contingent on the timing of regulatory approvals of the trials as well as obtaining additional capital.  The Company continues to plan to file an investigational new drug submission (“IND”) and clinical trial application (“CTA”) in its fourth quarter of fiscal 2010, pending timely and successful completion of the Company’s planned remaining pre-IND activities.

Topical Interferon Alpha-2b
•
A pre-IND meeting with the FDA was held in which the FDA confirmed the acceptability of a Phase II/III, randomized, vehicle-controlled clinical trial as the next step in the compound’s clinical development plan for patients with cervical dysplasia.  The Company continues to project that its U.S. Phase II/III IND filing will occur, at the earliest, in its fourth quarter of fiscal 2010, pending timely and successful completion of its remaining pre-IND activities.  The FDA also confirmed Helix’s expectation that an additional well-controlled, Phase III confirmatory clinical trial will be required to establish efficacy and safety of the product for marketing authorization purposes. Helix intends to continue to make preparations to conduct a European Phase III trial for this purpose, although the timing of filing the European Phase III CTA has not yet been established.  The timing of both the planned U.S. and European trials will be contingent on the timing of regulatory approvals of the trials as well as obtaining additional capital.

•	Enrollment in the ongoing Phase II clinical trial in patients with anogenital warts ("AGW") in Sweden and Germany was completed subsequent to the Company’s first quarter of fiscal 2010.

Financing
•	Completed a private placement financing on September 8, 2009 for gross proceeds of $13,581,250.

Other
•	Prof. Majewski, stepped down from the Board of Directors to assume the advisory role of European medical director, effective August 11, 2009.

•	Prof. Kazimierz Roszkowski-Sliz was appointed to the Board of Directors on August 17, 2009.

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FINANCIAL REVIEW

During the first quarter of fiscal 2010, the Company recorded a loss of $3,473,000 or $0.06 per common share, resulting in a higher loss of $1,152,000 when compared to the first quarter of fiscal 2009.  The Company recorded a loss of $2,321,000, or $0.05 per common share in the first quarter of fiscal 2009.

Revenues in the first quarter of fiscal 2010 totalled $1,020,000 (2009 – $1,119,000), resulting in a decrease of $99,000 or 8.8% when compared to the first quarter of fiscal 2009.

Product revenues totalled $903,000 in the first quarter of fiscal 2010 and represents 88.5% of total revenues.  When compared to the first quarter of fiscal 2009, product revenues decreased by $18,000 or 2.0%.  Sales of both Klean-Prep® and Imunovir® were marginally higher in the quarter, however these were offset by the net decrease in combined product sales of Monovisc™ and Orthovisc®1.  The reduction in sales of Orthovisc® offset revenues associated with the product launch of Monovisc™.  While both products are used in the treatment of osteoarthritis, patients follow a three-injection regimen when using Orthovisc® and only a single injection regimen when being treated with Monovisc™.

License fees and royalties totalled $117,000 in the first quarter of fiscal 2010 and represent 11.5% of revenues.  When compared to the first quarter of fiscal 2009, license fees and royalties were lower by $81,000 or 40.9%.  The decrease in license fees and royalty revenues reflect a US$75,000 termination payment from Lumera Corporation (“Lumera”) in the first quarter of fiscal 2009.  Excluding the Lumera termination payment, license fees and royalty revenues are comprised solely of royalties related to sales of Klean-Prep®1 outside of Canada.

Cost of sales totalled $418,000 in the first quarter of fiscal 2010 (2009 - $447,000).  Margins, on a percentage basis, in the first quarter of fiscal 2010 were 53.7% (2009 – 51.5%).  The increase in margins reflects higher margins on the sales of Monovisc™ and Orthovisc®.

Research and development costs in the first quarter of fiscal 2010 totaled $2,925,000 (2009 – $1,641,000) for an increase of $1,284,000.  Higher research and development costs in the first quarter of fiscal 2010 reflect increased costs for both L-DOS47 and Topical Interferon Alpha-2b programs.  Higher Topical Interferon Alpha-2b program expenditures mainly reflect increased costs associated with the ongoing Phase II pharmacokinetic study for cervical dysplasia/LSIL with marginally lower AGW trial expenditures.  Subsequent to the end of the first quarter of fiscal 2010, the AGW trial enrolled all of the required 120 patients.  Higher L-DOS47 expenditures reflect higher expenditures associated with animal pharmacology and primate repeat-dose toxicology studies.

Operating, general and administration expenses in the first quarter of fiscal 2010 totalled $677,000 (2009 – $1,060,000), for a decrease of $383,000.  The reduction in operating, general and administration expenditures is the result of higher costs in the first quarter of fiscal 2009 associated with the filing of a Form 20-F registration statement with the SEC which became effective during the third quarter of fiscal 2009, the implementation of a new financial reporting system which was completed early in the second quarter of fiscal 2009, investor relations initiatives and associated marketing materials and consulting services which have since been terminated.

Amortization of intangible assets in the first quarter of fiscal 2010 totalled $nil (2009 – $3,000).  Management determined the carrying value of intangible assets was impaired and wrote down the balance at July 31, 2009.  Amortization of capital assets in the first quarter of fiscal 2010 totalled $98,000 (2009 – $64,000).

Stock-based compensation expense in the first quarter of fiscal 2010 totalled $160,000 (2009 – $ nil).  The stock-based compensation expense in the first quarter of fiscal 2010 relates to the ongoing amortization of compensation costs of stock options granted on December 17, 2008, over their vesting period.

Interest income in the first quarter of fiscal 2010 totalled $14,000 (2009 – $205,000). The decrease in interest income in fiscal 2010 reflects lower interest rates earned on deposits resulting from the global financial crisis.

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1
Klean-Prep® is a registered trademark of Intercon Pharma Limited a wholly owned subsidiary of Helix BioPharma Corp.  Imunovir® is a registered trademark of Newport Pharmaceuticals Ltd.  Orthovisc® and MonoviscTM are trademarks of Anika Therapeutics, Inc.

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Foreign exchange gains in the first quarter of fiscal 2010 totalled $42,000 (2009 – loss of $150,000).  Foreign exchange gains are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland.  The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euro dollars, which are used to fund clinical trials of Topical Interferon Alpha-2b in Europe.

Income tax expense in the first quarter of fiscal 2010 totalled $10,000 (2009 – $30,000).  All income taxes are attributable to the Company’s operations in Ireland.

CASH FLOW

Cash used in operating activities totalled $2,348,000 in the first quarter of fiscal 2010 (2009 – $1,618,000), include a net loss of $3,473,000 (2009 – $2,321,000).

Significant adjustments in the first quarter of fiscal 2010 include amortization of capital assets of $98,000 (2009 – $64,000), amortization of intangible assets of $nil (2009 – $3,000), deferred lease credits of $8,000 (2009 – $nil), stock-based compensation related to earlier stock option grants of $160,000 (2009 – $nil), foreign exchange gains of $42,000 (2009 – $150,000 loss) and changes in non-cash working capital balances related to operations of $917,000 (2009 – $486,000).

Financing activities in the first quarter of fiscal 2010 totalled $11,597,000 (2009 – $9,659,000).  Financing activities in both comparative quarters reflect the net proceeds of two separate private placements.

Use of cash in investing activities in the first quarter of fiscal 2010 totalled $245,000 (2009 – $37,000) and represents capital acquisitions in both comparative quarters.   The Company has increased its capital spending requirements in fiscal 2010 in support of its contract manufacturing initiatives by $441,000.  The Company now projects capital expenditures in fiscal 2010 to total $615,000.  The Company’s original capital budget for fiscal 2010 was $174,000.

LIQUIDITY, CAPITAL RESOURCES AND OUTLOOK

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

At October 31, 2009, the Company had cash and cash equivalents totaling $23,540,000 (July 31, 2009 – $14,494,000).  The increase in cash and cash equivalents in the first quarter of fiscal 2010 is the result of a private placement completed on September 8, 2009 where the Company issued 6,625,000 units at $2.05 per unit, for gross proceeds of $13,581,250.  Each unit consists of one common share and one common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.87 until 5pm (Toronto time) on September 7, 2012.  At October 31, 2009 the Company had outstanding 59,800,335 common shares; 10,025,000 warrants to purchase up to 10,025,000 common shares; and 3,564,000 incentive stock options to purchase up to 3,564,000 common shares.

At October 31, 2009, the Company’s working capital was $23,425,000 (July 31, 2009 – $15,296,000).

Based on our planned expenditures and assuming no material unanticipated expenses, our forecasts indicate that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures to the end of fiscal 2011.  These planned expenditures do not include those necessary to conduct the proposed U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47 or the proposed U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (cervical dysplasia).  As previously stated, these trials will require substantial funding beyond the Company’s current resources.

The Company will continue to seek additional funding, primarily by way of equity offerings, to carry out its business plan and to minimize risks to its operations.  The market, however, for equity financings for companies such as Helix is challenging, and the global economic downturn and credit crisis have added further challenges. There can be no assurance that additional funding by way of equity financing will be available.  The failure of the Company to obtain

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additional funding on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.

The Company’s unaudited interim consolidated first quarter fiscal 2010 and 2009 financial statements are summarized below:

Consolidated Statements of Operations			Consolidated Statements of Cash Flows
for the three month period ended October 31			for the three month period ended October 31
(thousand $, except for per share data)			(thousand $, except for per share data)

	2009	2008		2009	2008
Revenue:			Cash provided by (used in):
Product revenue	903	921
License fees & royalties	117	198	Loss for the year	(3,473)	(2,321)
	1,020	1,119	Items not involving cash:
			Amortization of capital assets	98	64
			Amortization of intangibles	-	3
Expenses:			Deferred lease credit	(8)	-
Cost of sales	418	447	Stock-based compensation	160	-
Research and development	2,925	1,641	Foreign exchange loss (gain)	(42)	150
Operating, general and admin	677	1,060		(3,265)	(2,104)
Sales and marketing	261	250	Change in non-cash
Amortization of capital assets	98	64	working capital	917	486
Amortization of intangible assets	-	3	Operating activities	(2,348)	(1,618)
Stock-based compensation	160	-
Interest income	(14)	(205)	Financing activities	11,597	9,659
Foreign exchange loss (gain)	(42)	150
	4,483	3,410	Investing activities	(245)	(37)

			Effect of exchange rate changes
Loss before income taxes	(3,463)	(2,291)	on cash and cash equivalents	42	(150)

Income taxes	10	30	Cash and cash equivalents:
			Increase/(decrease) in the year	9,046	7,854
Loss for the year	(3,473)	(2,321)	Beginning of the year	14,494	19,057
			End of the year	23,540	26,911
Loss per share:
Basic	(0.06)	(0.05)
Diluted	(0.06)	(0.05)

Consolidated Balance Sheets as at
(thousand $)
	31-Oct	31-Jul		31-Oct	31-Jul
	2009	2009		2009	2009
Current assets:			Current liabilities:
Cash and cash equivalents	23,540	14,494	Accounts payable	1,984	1,299
Accounts receivable	1,178	1,053	Accrued liabilities	843	834
Inventory	867	858	Deferred lease credit	25	25
Prepaid and other	692	1,049		2,852	2,158
	26,277	17,454	Non current liabilities	90	98
Non current assets	2,005	1,865	Total liabilities	2,942	2,256
			Shareholders' equity	25,340	17,063
Total assets	28,282	19,319	Total liabilities & Shareholders' Equity	28,282	19,319

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The Company’s unaudited interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations have been filed, today, with Canadian securities regulatory authorities and will be available at SEDAR at www.sedar.com.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix's product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX and FSE under the symbol "HBP" and the OTCQX International Market under the symbol "HXBPF".

For further information contact:
Investor Relations	Media Relations
Robert Flamm, Ph.D.	Ian Stone
Russo Partners LLC	Russo Partners LLC
Tel: (212) 845-4226	Tel: (619) 814-3510
Email: robert.flamm@russopartnersllc.com	Fax: (619) 955-5318
www.russopartnersllc.com	Email: ian.stone@russopartnersllc.com

Forward-Looking Statements and Risks and Uncertainties

This News Release contains certain forward-looking statements and forward-looking information (collectively, “forward-looking statements”), within the meaning of applicable securities laws, regarding the Company’s plans for future clinical trials for L-DOS47 and Topical Interferon Alpha-2b and its expected timing of filing its IND and CTA applications necessary to conduct the trials; the timing of completion of the Phase II pharmacokinetic study of Topical Interferon Alpha-2b for the minimum 12 patients; sufficiency of the Company’s cash reserves and expected cash flow from operations; and other information in future periods, which statements can be identified by the use of forward-looking terminology such as “plans”, “project”, “expected”, “intends”; “next”, “anticipated”, “developing”, “will” or variations thereon. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements and information involve risks and uncertainties, and undue reliance should not be placed on such statements. Forward-looking statements, including financial outlooks, are intended to provide information about management’s current plans and expectations regarding future operations, including without limitation, future financing requirements, and may not be appropriate for other purposes. Certain material factors or assumptions have been applied in making forward-looking statements, including, but not limited to, assumptions regarding the patient recruitment rate for the ongoing Phase II pharmacokinetic study for Topical Interferon Alpha-2b (cervical dysplasia) and the sufficiency of data from the minimum 12 patients; the timely and successful completion of all activities leading up to the Company’s planned IND and CTA filings for both L-DOS47 and Topical Interferon Alpha-2b (cervical dysplasia), including without limitation, GMP manufacturing; the timely provision of services and supplies by third parties; future revenue and costs; and the receipt of required regulatory approvals and necessary financing.  Important risk factors that could cause actual results to differ materially from these forward-looking statements include, without limitation, the Company’s continuing need for additional capital, which may not be available in a timely manner or at all and which if not obtained will have a material adverse impact on the Company and its ability to continue, or if not obtained in a timely manner, may result in the Company’s having to discontinue or delay one or more of its product development programs or other initiatives; the risk that the FDA is not bound by its pre-IND meetings and the need for further regulatory approvals, which may not be obtained in a timely manner or at all; uncertainty whether any of the timelines mentioned in this press release will be achieved; Helix’s dependence on its contract research organizations, contract manufacturing organizations, clinical trial consultants, collaborative research consultants, regulatory affairs advisors, and other service providers, whose performance and interdependence can critically affect the Company’s performance and the achievement of its milestones; uncertainty whether any of the clinical trials referred to in this news release will be approved, initiated or completed or will achieve expected results; the need for additional clinical trials, the occurrence and success of which cannot be assured; product liability and insurance risks; research and development risks, including the possibility that further challenges may arise in connection with the manufacturing of L-DOS47 or Topical Interferon Alpha-2b, or in connection with the pharmacokinetic study; the risk of obtaining negative findings or factors that may become apparent during the course of research or development, including during the course of clinical trials, which may result in the discontinuation or delay of the research or development projects; intellectual property risks, including without limitation, the risk that three patents for Topical Interferon Alpha-2b will expire in 2013 and no additional patent may be issued, that patent applications may not result in issued patents, that issued patents may be circumvented or struck down, and the risk of potential claims of infringement by the Company of third party intellectual property rights; the risk that Schering Corporation, the Company’s supplier of interferon alpha-2b for the Company’s Topical Interferon Alpha-2b drug candidate, may not continue to provide the Company with interferon alpha-2b or exercise its commercialization option, which would have a negative effect on the further development of the drug candidate and on the Company; Helix’s dependence on its licensor of the L-DOS47 antibody; the risk of unanticipated expenses or failure to achieve expected revenue; and the risk of changes in business strategy or development plans. Certain of these risks and uncertainties, and others affecting the Company which could cause actual results to vary materially from current results or those anticipated in forward-looking statements, are more fully described in the Company’s latest MD&A, Form20-F and other reports filed with the Canadian Securities Regulatory Authorities and the U.S. SEC from time to time at www.sedar.com and www.sec.gov/edgar.shtml, respectively. Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations change, except as required by law.

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